                                                                   June 27, 2006


By EDGAR AND HAND DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

           Re:     PGT, Inc.
                   Amendment No. 4 to Registration Statement on Form S-1 filed June 9, 2006 ("Amendment No. 4")
                   SEC File No. 333-132365

Dear Ms. Long:


      On behalf of our client, PGT, Inc. (the "Company"), we submit this letter to respond to your letter to Mr. Rodney Hershberger, dated June 26, 2006, with respect to the above-referenced filing. Today, the Company electronically filed Amendment No. 5 ("Amendment No. 5") to the registration statement on Form S-1 (the "Registration Statement") to register the Company's common stock, par value $.01 per share, in connection with the Company's proposed initial public offering (the "IPO").

      For the Staff's convenience, enclosed are two (2) paper copies of Amendment No. 5, marked to show all changes from Amendment No. 4, and two (2) paper copies of each of the exhibits filed with Amendment No. 5.

      For ease of reference, the Staff's comments are set forth below in italics. The Company's responses to the Staff's comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff's comment letter of June 26, 2006.

      Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 5. Unless otherwise indicated, page references in our response are to the marked copy of Amendment No. 5.

Ms. Pamela A. Long
June 27, 2006
Page 2


Materials and Supplier Relationships, page 59

1.    Q:    We note the disclosure in the second sentence of the first paragraph. It does not appear that your agreement with DuPont is terminable at will. In this regard, we note the section entitled
            "Termination of Supply Agreement" on page 5. Please revise accordingly.

      A. In response to the Staff's comment, we have revised the disclosure on page 59 accordingly.

2.    Q:    We note the disclosure in the last paragraph. Please clarify that you are required to purchase 100% of your requirements from DuPont.

      A. In response to the Staff's comment, we have revised the disclosure on page 60 accordingly.

                                      * * *

      Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001. We appreciate the Staff's continuing cooperation in helping us to meet our goal of having the Registration Statement declared effective at 3:00 pm on June 27, 2006.

                                                    Very truly yours,

                                                    /s/ Allison Land Amorison

                                                    Allison Land Amorison


cc:      Lesli Sheppard
         Andrew P. Schoeffler
         Mario Ferrucci III